December 16, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Request by Elephant Talk Communications, Inc. for Withdrawal of
Post-Effective Amendment No. 2 to the Form S-8 Registration Statement No. 333-170769

Dear Sir or Madam:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Elephant Talk Communications, Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal of its Post-Effective Amendment No. 2 to its Registration Statement on Form S-8 (File No. 333-170769), together with all exhibits thereto (collectively, the “Registration Statement Amendment”) since the wrong EDGAR heading was used in the filing. The Registration Statement Amendment was filed with the Securities Exchange Commission (the “SEC”) on December 13, 2010 using the EDGAR POS AM when it should have been S-8 POS, since it was a post-effective amendment to a registration statement on Form S-8 previously filed on July 21, 2006 and amended on November 15, 2006.  No securities were sold in connection with the Registration Statement Amendment.

The Registrant requests this withdrawal because the Registration Statement was filed with an incorrect EDGAR header. As a result of this error, we have been informed the EDGAR system did not accept the filing as an automatically effective registration statement, as intended by the Registrant. Following withdrawal, the Registrant will re-file the Registration Statement with the correct header.

The Registrant understands that, pursuant to Rule 477(b) promulgated under the Securities Act, this application for withdrawal will be deemed granted at the time filed with the SEC unless, within 15 calendar days after the filing, the SEC notifies the Registrant that the application for withdrawal will not be granted.

If you have any questions regarding this matter, please contact Barry I. Grossman of Ellenoff Grossman & Schole LLP, the Registrant’s counsel, at (212) 370-1300. Thank you for your attention to this matter.

Sincerely,

ELEPHANT TALK COMMUNICATIONS, INC.

/s/ Steven van der Velden
Steven van der Velden
Chairman and Chief Executive Officer